Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratios of Earnings to Fixed Charges and of Ratios of Earnings

to Combined Fixed Charges and Preferred Share Dividends

(in thousands)

	For the nine months ended		For the fiscal year ended
	September 30, 2003	September 30, 2002	2002	2001	2000	1999	1998
Income before gain on sale of real estate	51,374	43,054	45,833	59,571	56,842	55,493	44,960
Add:
Portion of rents representing interest	1,174	1,117	1,476	1,477	1,409	1,619	986
Interest on indebtedness, including amortization of debt costs	54,550	45,313	65,058	69,313	66,418	61,492	55,125

Income as adjusted	107,098	89,484	112,367	130,361	124,669	118,604	101,071

Fixed charges
Portion of rents representing interest	1,174	1,117	1,476	1,477	1,409	1,619	986
Interest on indebtedness, including amortization of debt costs	54,550	45,313	65,054	69,313	66,418	61,492	55,125
Interest on discontinued operations	—	—	4	—	—	—	—
Capitalized interest	11,832	19,412	23,579	17,803	13,249	6,867	5,078

Fixed charges	67,556	65,842	90,113	88,593	81,076	69,978	61,189
Plus preferred dividend	12,215	14,568	19,425	9,034	7,950	7,950	7,950

Fixed charges and preferred dividends	79,771	80,410	109,538	97,627	89,026	77,928	69,139

Ratio of earnings to fixed charges	1.6	1.4	1.3	1.5	1.5	1.7	1.7

Ratio of earning to combined fixed charges and preferred dividend	1.3	1.1	1.0	1.3	1.4	1.5	1.5